Exhibit 99.1

PyroGenesis Announces $5 Million Brokered Private Placement of Convertible Debenture Units, Including Participation by CEO

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE U.S.

Montreal, Québec, June 22, 2023: PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY) (“PyroGenesis” or the “Company”), is pleased to announce that it has entered into an agreement with Research Capital Corporation as the sole agent and sole bookrunner (“Agent”), in connection with a “best-efforts” brokered private placement offering of up to 5,000 unsecured convertible debenture units of the Company (the “Convertible Debenture Units”) at a price of C$1,000 per Debenture Unit, for proceeds of up to C$5,000,000 (the “Offering”). In connection with the Offering, P. Peter Pascali, President, CEO, and Director intends to subscribe for up to C$2,000,000 of Convertible Debenture Units.

Each Convertible Debenture Unit will consist of one 10.0% unsecured convertible debenture of the Company (a “Convertible Debenture”) with a maturity of 36 months from the date of issuance (the “Maturity Date”) and 500 common share purchase warrants of the Company (each, a “Warrant”). Each Warrant shall entitle the holder thereof to acquire one common share (each, a “Common Share”) at an exercise price of C$1.25 for a period of 24 months following the Closing Date (as defined below).

The principal amount of each Convertible Debenture shall be convertible, for no additional consideration, into Common Shares at the option of the holder at any time prior to the earlier of: (i) close of business on the third business day immediately preceding the Maturity Date, and (ii) the business day immediately preceding the date specified by the Company for redemption of the Convertible Debentures upon a change of control at a conversion price equal to C$1.005, subject to customary adjustments (the “Conversion Price”).

The Convertible Debentures shall bear interest at a rate of 10.0% per annum from the date of issue, payable semi-annually in arrears on the last day of June and December in each year, at the sole discretion of the Company, in: (i) cash or (ii) subject to regulatory approval, Common Shares at a deemed issue price equal to the volume weighted average price for five (5) consecutive trading days ending five (5) trading days preceding the date of repayment on the Toronto Stock Exchange (the “Exchange”), or other principal exchange the Common Shares are listed. Interest shall be computed on the basis of a 360-day year composed of twelve 30-day months. The first interest payment will represent accrued interest for the period from the closing of the Offering to December 31, 2023.

On the date that is six (6) months following the date of issuance, the principal amount of the Convertible Debentures will be repaid on a monthly basis in either, at the sole discretion of the Company: (i) cash or (ii) subject to regulatory approval, Common Shares at a deemed issue price equal to the volume weighted average price for five (5) consecutive trading days ending five (5) trading days preceding the date of repayment on the Exchange, or other principal exchange on which the Common Shares are listed. For greater clarity, the Company will repay 1/30th of the outstanding principal amount per month for the remaining 30 months remaining until the Maturity Date, subject to conversion or redemption privileges.

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On and following the date that is six (6) months from the date of issuance of the Convertible Debenture Units, the Company shall have the right to either partially or fully redeem the outstanding Convertible Debentures in cash at 106% of the outstanding principal amount of the Convertible Debenture at the time of redemption, plus any unpaid and accrued interest.

The Company will grant the Agent an option (the “Agent’s Option”) to increase the size of the Offering by up to an additional 15% in aggregate gross proceeds of Convertible Debenture Units. The Agent’s Option may be exercised in whole or in part at any time up to 48 hours prior to the Closing Date.

The Company intends to use the net proceeds for working capital and general corporate purposes.

The Offering is scheduled to close on or about the week of July 6, 2023, or on such other date as agreed upon between the Company and the Agent (the “Closing Date”). Closing of the Offering is subject to the receipt of all necessary regulatory and other approvals, including, but not limited to, the approval of the Exchange. The Offered Securities will be subject to a hold period of four months and one day from the Closing Date in accordance with applicable securities laws.

The Offering will take place by way of a private placement to qualified investors in all the provinces of Canada, and otherwise in those jurisdictions where the Offering can lawfully be made, including the United States pursuant to and in compliance with available exemptions from the registration requirements of the United States Securities Act of 1933, as amended, and in such other jurisdictions outside of Canada and the United States as are agreed to by the Agent and the Company, in each case provided that no prospectus, registration statement or other similar document is required to be filed, that the Company will not be or become subject to any ongoing compliance or reporting requirement, and that no regulatory or governmental approval arises, in any such other jurisdictions.

The Company has agreed to pay to the Agent a cash commission equal to 5% of the aggregate gross proceeds arising from the sale of the Convertible Debenture Units, subject to a reduction for certain orders on a “president’s list”. In addition, the Company has agreed to issue to the Agent broker warrants (“Broker Warrants”) in an amount equal to 5% of the number of Common Shares issuable upon conversion of the Convertible Debentures (based on the Conversion Price), subject to a reduction for certain orders on a “president’s list”. Each Broker Warrant will entitle the holder thereof to acquire one unit of the company (a “Broker Unit”) at a price equal to the Conversion Price for a period of 24 months following the Closing Date. Each Broker Unit will consist of one Common Share and one-half of one Warrant.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a proud leader in the design, development, manufacture and commercialization of advanced plasma processes and sustainable solutions which reduce GHG and are economically attractive alternatives to conventional “dirty” processes. PyroGenesis has created proprietary, patented and advanced plasma technologies that are being vetted and adopted by multiple multibillion dollar industry leaders in four massive markets: iron ore pelletization, aluminum, waste management, and additive manufacturing. With a team of experienced engineers, scientists and technicians working out of its Montreal office, and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The operations are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997. For more information, please visit: www.pyrogenesis.com.

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Cautionary and Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management’s current beliefs, expectations, estimates and projections regarding future events and operating performance. Forward-looking statements in this news release include, without limitation, statements relating to the Offering on the terms contemplated herein or at all, the exercise of the Agent’s Option, and the use of the proceeds from the Offering.

Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this release, are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, but are not limited to, the risk factors identified under “Risk Factors” in the Company’s latest annual information form, and in other periodic filings that the Company has made and may make in the future with the securities commissions or similar regulatory authorities, all of which are available under the Company’s profile on SEDAR at www.sedar.com, or at www.sec.gov. These factors are not intended to represent a complete list of the factors that could affect the Company. However, such risk factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. You should not place undue reliance on forward-looking statements, which speak only as of the date of this release. The Company undertakes no obligation to publicly update or revise any forward-looking statement, except as required by applicable securities laws.

Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.